THE ALGER FUNDS
THE ALGER INSTITUTIONAL FUNDS
ALGER GLOBAL GROWTH FUND
360 Park Avenue South
New York, New York  10010

February 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

The Alger Institutional Funds (File Nos.: 811-7986, 33-68124)

Alger Global Growth Fund (File Nos.: 811-21308, 333-103283)

Registration Statements on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (“TAF”), The Alger Institutional Funds (“TAIF”) and Alger Global Growth Fund (“AGGF,” and collectively with TAF and TAIF, the “Registrants”), we filed on December 22, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 93, Post-Effective Amendment No. 48 and Post-Effective Amendment No.27 (each, an “Amendment”) to the Registration Statements on Form N-1A of TAF, TAIF and AGGF, respectively (each, a “Registration Statement”).  Comments on the Amendments were provided by telephone by Kim Browning of the staff of the Securities and Exchange Commission (the “Staff”) on February 3, 2017.  On February 16, 2017 we filed the Registrants’ responses to the Staff’s comments on the Amendments via EDGAR correspondence filings.  On February 21, 2017, we filed pursuant to Rule 485(b) under the Securities Act Post-Effective Amendment No. 94, Post-Effective Amendment No. 49 and Post-Effective Amendment No.28 (each, a “485(b) Amendment”) to the Registration Statements of TAF, TAIF and AGGF, respectively.  The 485(b) Amendments were filed in order to file the consent of the Registrants’ independent accounting firm, reflect the Staff comments received, make certain other non-material revisions and designate a new effective date for the Amendments.  The 485(b) Amendments are proposed to become effective on February 28, 2017.

A comment on the 485(b) Amendments, which relates to Staff Comment No. 7, Staff Comment No. 6 and Staff Comment No. 6 to the TAF, TAIF and AGGF Amendments, respectively, was provided by telephone by Kim Browning of the Staff on February 21, 2017.  For the convenience of the Staff, the comment has been restated below in its entirety and each Trust’s response follows the comment.  Page references are to those filed as part of the 485(b) Amendments.  Capitalized terms used but not defined herein have the meanings assigned to them in the 485(b) Amendments.

Shareholder Information—Sales Charges—Class A Shares (page A-4)

1.                                      Staff Comment:  The Prospectus states that the 1.00% contingent deferred sales charge (“CDSC”) applicable to purchases of Class A shares over $1 million “is waived if the shareholder’s financial intermediary notified the Distributor before the shareholder purchased the Class A Shares that the financial intermediary would waive the 1.00% Dealer Allowance noted in the chart above.”  Please confirm that such waiver applies to all financial intermediaries.

Response:  We confirm that such waiver applies to all financial intermediaries.

Should members of the Staff have any questions or comments, please contact me at 212.806.8833 or lmoss@alger.com

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc: Hal Liebes, Esq.
Christopher E. Ullman, Esq.